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03024838

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Nomura Research Institute Ltd

*CURRENT ADDRESS ______

**FORMER NAME ______



PROCESSED
JUL 30 2003
THOMSON FINANCIAL

**NEW ADDRESS ______

FILE NO. 82- 34673 FISCAL YEAR 3-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dlw

DATE : 7/29/03

File No. 82-34673

ARIS
3-31-03

For Fiscal Year 2002 (38th Fiscal Year)

ANNUAL BUSINESS REPORT

April 1, 2002 through March 31, 2003

NOMURA RESEARCH INSTITUTE, LTD.

(Summary English Translation)

TO OUR SHAREHOLDERS

The greeting of Akihisa Fujinuma, President and CEO of the Company, is included.

FINANCIAL HIGHLIGHTS (Consolidated)

(100 Millions of yen except for per share data)

	For fiscal year 2000	For fiscal year 2001	For fiscal year 2002
Sales	2,179	2,365	2,327
Operating Revenues	278	303	271
Current Profit	315	329	276
Net Profit	253	223	154
Total Assets	2,891	2,998	2,567
Net Assets (shareholders' equity)	1,651	1,955	1,853
EPS (Net Profit per Share) (yen)	583	504	337

Changes in business results, breakdown of sales and sales by business segments are shown in the form of graphs.

RECENT TOPICS

Several corporate events and achievements of the Company are highlighted, including:

- keynote speech by Mr. Fujinuma, President of the Company, at "NET & COM Forum" on IT solutions in ubiquitous network era;
- reinforcement of alliance with partners in system solutions business;
- integration of system operation center of IOI Insurance Co., Ltd. and consignment of its operation business to the Company; and
- commencement of experiment on demonstration of disaster recovery connecting Tokyo, Yokohama and Osaka.

INTRODUCTION OF BUSINESS

Among the businesses of the Company, the consulting business is highlighted.

OUTLINE OF OPERATIONS (Consolidated)

Outline of Results of Operation for the Fiscal Year 2002

The general economic conditions in and outside Japan and the results of operations of the Company for the year are mentioned.

Significant trends included:

- Total sales decreased by 1.6% to 232.7 billion yen.
- Operating profit decreased by 10.5% to 27.1 billion yen.
- Current profit decreased by 16.2% to 27.6 billion yen.
- Net profit for the current period decreased by 30.9% to 15.4 billion yen.

Results of Operation by Business Segments

System Solution Services

Sales of the System Solution Services decreased by 2.6% to 194.4 billion yen. Operating profit of the System Solution Services decreased by 14.1% to 23.6 billion yen.

Consulting/Knowledge Services

Sales of the Consulting/Knowledge Services increased by 4.0% to 38.2 billion yen. Operating profit of the Consulting/Knowledge Services increased by 24.6% to 3.5 billion yen.

Forecast of Business Results for the Fiscal Year 2003

The consolidated sales are expected to increase by 5.3% to 245.0 billion yen compared to fiscal year 2002. Consolidated operating profit is expected to increase by 3.1% to 28.0 billion yen. Consolidated current profit is expected to increase by 2.4% to 28.3 billion yen. Consolidated net profit for the fiscal year 2003 is expected to increase by 3.5% to

16.0 billion yen.

Consolidated Sales by Business Segments

The amounts of sales for the year in the Company's business by category of service and comparisons to the amounts last year are mentioned.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheet

	(Millions of yen)	
	Previous Period (As of March 31, 2002)	Current Period (As of March 31, 2003)
Assets		
Current assets:		
Cash and deposits	33,181	26,739
Notes receivable / Accounts receivable	36,277	31,203
Securities	62,021	62,020
Others	12,164	15,574
Total current assets	143,645	135,538
Fixed assets:		
Tangible fixed assets:		
Buildings and structures	12,930	12,365
Machinery and equipment	5,706	5,139
Tools, furniture and fixtures	5,548	5,134
Land	7,635	7,635
Total tangible fixed assets	31,822	30,274
Intangible fixed assets	25,736	33,816
Investment and others:		
Investment securities	75,920	33,767
Shares of related companies	8,748	8,780
Long-term guarantee money paid	8,516	10,065
Others	5,504	4,554
Total investment and others	98,689	57,168
Total fixed assets	156,247	121,259
Total Assets	299,892	256,798

Liabilities		
Current liabilities:		
Accounts payable	28,748	21,312
Accrued income taxes	8,495	5,127
Others	15,786	14,040
Total current liabilities	53,030	40,480
Fixed liabilities:		
Deferred tax liabilities	21,510	5,554
Accrued severance and retirement benefits	21,753	22,277
Others	8,033	3,135
Total fixed liabilities	51,298	30,967
Total Liabilities	104,328	71,448
Shareholders' Equity		
Common stock	18,600	18,600
Capital surplus	14,800	14,800
Earned surplus	126,135	140,334
Variance of the estimate of other securities	35,592	11,797
Equity adjustment from foreign currency translation	437	-180
Treasury stock	-1	-1
Total Shareholders' Equity	195,564	185,350
Total Liabilities and Shareholders' Equity	299,892	256,798

Consolidated Statement of Income

	(Millions of yen)	
	Previous Period (From April 1, 2001 to March 31, 2002)	Current Period (From April 1, 2002 to March 31, 2003)
Sales	236,569	232,743
Cost of sales	173,636	173,545
Gross profit	62,933	59,198
Selling, general and administrative expenses	32,568	32,034
Operating revenues	30,364	27,164
Non-operating revenues:	3,001	1,190
Non-operating expenses:	412	727
Current profit	32,953	27,627
Extraordinary profit:	8,195	7,369
Extraordinary loss:	2,139	7,818
Net profit before tax, etc.	39,009	27,177
Income taxes, etc.	16,645	11,718
Net profit for the current period	22,363	15,459

Consolidated Statement of Cash Flows

	(Millions of yen)	
	Previous Period (From April 1, 2001 to March 31, 2002)	Current Period (From April 1, 2002 to March 31, 2003)
(Cash flow from operating activities)		
Net profit before tax, etc.	39,009	27,177
Depreciation	12,419	13,244
Others	-15,072	-12,530
Total	36,357	27,891
Interest and dividend income	1,168	877
Interest expenses	-143	-101
Income taxes paid	-20,089	-14,054
Cash flow from operating activities	17,292	14,611
(Cash flow from investing activities)		
Payments for purchases of fixed assets	-7,006	-4,734
Proceeds from sales of fixed assets	427	14
Payments for purchases of intangible assets	-15,878	-16,220
Proceeds from sales of intangible assets	71	63
Payments for purchases of investment securities / shares of related companies	-2,196	-5,920
Proceeds from sales / redemption of investment securities / shares of related companies	13	7,187
Others	-169	615
Cash flow from investing activities	-24,736	-18,994
(Cash flow from financing activities)		
Net decrease in short-term borrowings	-100	--
Payments of long-term borrowings	-2,608	-608
Proceeds from issuance of shares	20,900	--
Payments for purchases of treasury stock	-1	--
Payments of dividends	-215	-895
Cash flow from financing activities	17,975	-1,503
Effect of exchange rate changes on cash and cash equivalents	548	-556
Net increase in cash and cash equivalents	11,079	-6,442
Cash and cash equivalents at beginning of the year	84,123	95,203
Cash and cash equivalents at end of the year	95,203	88,760

FINANCIAL STATEMENTS

Balance Sheet

	(Millions of yen)	
	Previous Period (As of March 31, 2002)	Current Period (As of March 31, 2003)
Assets		
Current assets:		
Cash and deposits	23,224	17,684
Notes receivable / Accounts receivable	33,493	28,367
Securities	62,021	62,020
Others	11,033	14,475
Total current assets	129,772	122,549
Fixed assets:		
Tangible fixed assets:		
Buildings and structures	10,895	10,366
Machinery and equipment	4,120	3,844
Tools, furniture and fixtures	4,372	3,878
Land	4,953	4,953
Total tangible fixed assets	24,342	23,042
Intangible fixed assets	24,375	32,019
Investment and others:		
Investment securities	83,855	41,233
Shares of subsidiaries	5,757	6,132
Long-term guarantee money paid	9,565	11,059
Others	3,973	2,910
Total investment and others	103,151	61,336
Total fixed assets	151,868	116,398
Total Assets	281,641	238,948

Liabilities		
Current liabilities:		
Accounts payable	29,959	22,425
Accrued income taxes	6,578	3,212
Others	20,636	23,295
Total current liabilities	57,174	48,933
Fixed liabilities:		
Deferred tax liabilities	21,428	5,363
Accrued severance and retirement benefits	19,752	19,820
Others	6,316	1,658
Total fixed liabilities	47,497	26,842
Total Liabilities	104,671	75,776
Shareholders' Equity		
Common stock	18,600	18,600
Capital surplus	14,800	14,800
Earned surplus	107,979	117,975
Variance of the estimate of other securities	35,592	11,797
Treasury stock	-1	-1
Total Shareholders' Equity	176,970	163,171
Total Liabilities and Shareholders' Equity	281,641	238,948

Statement of Income

	(Millions of yen)	
	Previous Period (From April 1, 2001 to March 31, 2002)	Current Period (From April 1, 2002 to March 31, 2003)
Sales	217,301	211,573
Cost of sales	164,029	162,432
Gross profit	53,271	49,141
Selling, general and administrative expenses	29,831	29,110
Operating revenues	23,440	20,031
Non-operating revenues	2,356	858
Non-operating expenses	304	586
Current profit	25,492	20,303
Extraordinary profit	7,455	6,998
Extraordinary loss	2,188	7,480
Net profit before tax	30,759	19,821
Income taxes, etc.	13,290	8,655
Net profit for the current period	17,469	11,165
Profit brought forward	1,229	1,425
Unappropriated profit for the current period	18,698	12,591

Disposition of Profit

	(yen)
Unappropriated profit for the current period	12,591,008,613
Liquidation of voluntary reserve:	
Liquidation of reserve for programs	794,287,704
Liquidation of reserve for special depreciation	69,511,874
Total	13,454,808,191
Disposition of profit:	
Dividend	899,998,000
Directors' bonus	187,500,000
(of which Auditors' bonus)	(21,600,000)
Voluntary reserve:	
Reserve for programs	1,794,174,960
Reserve for special depreciation	6,660,404
Contingent reserve	9,000,000,000
Total	11,888,333,364
Profit carried forward to the next period	1,566,474,827

COMPANY DATA

Outline of the Company (as of March 31, 2003)

The name, address, brief history, amount of capital, name of representative and number of employees of NRI are mentioned.

Status of Employees by Qualification (as of March 31, 2003)

The numbers of employees by title or qualification thereof are mentioned.

Major Shareholders (as of March 31, 2003)

The names of top ten shareholders are mentioned.

Status of Shares (as of March 31, 2003)

The number of authorized share capital, number of outstanding shares and number of shareholders are mentioned.

Shareholding Ratio (as of March 31, 2003)

The shareholding ratio by type of shareholders is shown in the form of graph.

Consolidated Subsidiaries (as of March 31, 2003)

The names of the consolidated subsidiaries are mentioned.

Memorandum for Shareholders (as of March 31, 2003)

The fiscal year end, timing of the ordinary general meeting of shareholders, name and address of the transfer agent, number of shares constituting a unit, and name of newspaper in which public notices are published are mentioned.

Directors, Corporate Auditors and Executive Officers (as of June 24, 2003)

The names of 15 Directors, 5 Corporate Auditors and 19 Executive Officers are mentioned.

[Translation]

May 16, 2003

Nomura Research Institute, Ltd.
Akihisa Fujinuma
President and Representative Director
(TSE First Section Ticker Code No. 4307)

Notice Concerning Stock Options (Stock Acquisition Rights)

Notice is hereby provided that the Board of Directors of the Company, at its meeting held today, resolved to submit to the 38th Annual General Meeting of Shareholders of the Company expected to be held on June 24, 2003, an agendum seeking approval for the issue of stock acquisition rights as stock options for no consideration pursuant to the provisions of Articles 280-20 and 280-21 of the Commercial Code of Japan, the details of which is as described below.

Contents

1. Reasons for the Necessity of Issuing Stock Acquisition Rights under Especially Favorable Terms and Conditions

In order to strengthen the motivation and morale of the Directors and Executive Officers of the Company as well as the Directors of the Company's domestic (Japanese) subsidiaries to improve business results as well as to promote the positions of talented personnel, stock options in accordance with the particulars set forth in paragraph 3 below will be issued for no consideration to the Directors and Executive Officers of the Company as well as the Directors of the Company's domestic subsidiaries.

2. Persons who will Receive Allocations of Stock Options

Those persons who are Directors and Executive Officers of the Company as well as Directors of the Company's domestic subsidiaries (hereinafter collectively "Option Holders").

3. Particulars of the Issue of Stock Options

(1) Type and Number of Shares Subject to Stock Options

Limited to a total of 90,000 shares of the Company's common stock.

In the event that the Company undertakes a stock split or a reverse stock split, the number of shares subject to stock options will be adjusted in accordance with the following method of calculation and any fractions less than one share resulting from such adjustment will be disregarded.

Number of Shares After Adjustment = Number of Shares Before Adjustment X the Split (or Reverse Split) Ratio

Moreover, (i) if the Company undertakes a merger and the surviving company or newly-established company succeeds to the Company's obligations regarding said stock options, or (ii) if the Company undertakes a spin-off and the company newly-established following such spin-off or the company succeeding to the Company's business following such spin-off succeeds to the Company's obligations regarding said stock options, the Company shall undertake such adjustment of the number of shares as it deems necessary.

(2) Total Number of Stock Options to be Issued

Limited to a total of 900 options (one hundred shares of stock being subject to one option; provided, however, that in the event of an adjustment to the number of shares pursuant to the provisions of paragraph (1) hereof, as adjusted).

(3) Amount of Consideration for Issue of Stock Options

No consideration.

(4) Amount to be Paid upon Exercise of Stock Options

Upon the exercise of stock options, the amount to be paid per share of stock (hereinafter the "Amount Payable") will be the average of the closing prices of the common stock of the Company on the Tokyo Stock Exchange (regular way) on each day (but excluding days on which there was no closing price) of the month immediately preceding the month in which the stock options were issued, multiplied by 1.05, with fractions of one yen rounded downward; provided, however, that if said amount be less than the closing price on the day of issue of said stock options (if there is no closing price on said day, then the closing price on the nearest preceding day), then it will be said closing price.

In the event that the Company undertakes a stock split or a reverse stock split, the Amount Payable will be adjusted in accordance with the following method of calculation and any amounts less than one yen resulting from such adjustment will be rounded downward.

Amount Payable After Adjustment = Amount Payable Before Adjustment X the Split (or Reverse Split) Ratio.

Moreover, (i) if the Company undertakes a merger and the surviving company or newly-established company succeeds to the Company's obligations regarding said stock options, or (ii) if the Company undertakes a spin-off and the company newly-established following such spin-off or the company succeeding to the Company's business following such spin-off succeeds to the Company's obligations regarding said stock options, the Company shall undertake such adjustment of Amount Payable as it deems necessary.

(5) Period for Exercise of Stock Options

From July 1, 2005 to June 30, 2008.

(6) Terms and Conditions of Exercise of Stock Options

(a) Option Holders must, at the time of the exercise of stock options, be Directors or Executive Officers of the Company or its domestic subsidiaries or hold equivalent positions thereto (hereinafter "Qualification to Exercise Rights"); provided, however, that if a reason as specified by resolution of the Board of Directors of the Company to concede approval of the exercise of stock options by an Option Holder (or in the event of the death of an Option holder, by its legal successors), in light of the purposes of the issue of the stock options, exists even after said Option Holder has clearly lost its Qualification to Exercise Rights due to death, expiration of term of office etc., said Option Holder (or in the event of the death of said Option holder, its legal successors) will be entitled to exercise such stock options as were unexercised on the day such Qualification to Exercise Rights was lost during the period determined by resolution of the Board of Directors of the Company.

(b) In the event an Option Holder commits a substantial breach of laws and regulations, the Articles of Incorporation or any agreement with the Company, or if an Option Holder becomes bankrupt or subject to similar circumstances, said Option Holder will no longer be entitled to exercise said stock options as from the day of such occurrence.

(c) In addition to the above, pursuant to the resolution of the Board of Directors of the Company, the Company is entitled to determine other limits on the exercise of stock options, reasons for forfeiting stock options back to the Company and other matters in agreements executed between the Company and individual Option Holders concerning the allocation of stock options.

(7) Terms and Conditions of Extinguishment of Stock Options

(a) If an Option Holder no longer satisfies the terms and conditions of exercise set forth in (6)(a) hereof, or if an Option Holder falls under (6)(b) above, the Company will be entitled to extinguish stock options issued to said Option Holder without payment of compensation.

(b) If an Option Holder waives all or part of the stock options, the Company will be entitled to extinguish the relevant stock options issued without payment of compensation.

(c) In the event of a merger of the Company in which the surviving company or the newly-established company does not succeed to the Company's obligations regarding stock options, a corporate separation of the Company in which the company established upon corporate separation or the company succeeding the Company's business upon corporate separation does not succeed to the Company's obligations regarding stock options, or pursuant to a share transfer or exchange the Company becomes a subsidiary of another company, the Company will be entitled to extinguish stock options issued to Option Holders without payment of compensation.

(d) In addition to the above, the Company will be entitled to acquire and extinguish stock options without payment of compensation at any time.

(8) Limits on Transfer of Stock Options

Any transfer of stock options requires the approval of the Board of Directors.

(Note): The above contents are conditioned on approval of this matter by the 38th Annual General Meeting of Shareholders of the Company expected to be held on June 24, 2003.

[Contact]

Mr. Araki
Investor Relations Division
Financial Affairs Department
Tel: 03-5255-0442
E-mail: ir@nri.co.jp

File No. 82-34673

(Summary English Translation)

June 3, 2003

TO OUR SHAREHOLDERS:

Nomura Research Institute, Ltd.
2-1, Otemachi 2-chome
Chiyoda-ku, Tokyo
Japan

Akihisa Fujinuma
President and CEO

Notice of Convocation of the 38th Ordinary General Meeting of Shareholders

This is to inform you that the Company's 38th Ordinary General Meeting of Shareholders will be held as described below. You are cordially invited to attend the Meeting.

If you are unable to attend, you may cast a vote in either manner set forth below. After examining the attached reference materials, please indicate your votes.

[Exercise of voting rights in writing]

Please indicate your votes by filling out and signing the enclosed voting form, and return the form to us.

[Exercise of voting rights via Internet]

Please indicate your votes by accessing to the Internet site for the exercise of voting rights (**http://www.koushi.ufjtrustbank.co.jp/**), using the code and password stated in the enclosed voting form. Further, in the event you intend to exercise your voting rights via Internet site for such purpose, please refer to the section entitled "Caution Concerning Voting through the Internet Site" on page 20 hereof.

Particulars

(1) Date: 10:00 a.m., Tuesday, June 24, 2003

(2) Place: Palace Hotel, 2nd Floor, Rose Room
1-1, Marunouchi 1-chome
Chiyoda-ku, Tokyo
Japan

(3) Purpose of Meeting:

Matters to be reported:	Presentation of Balance Sheet as of March 31, 2003 and Business Report and Statement of Income for fiscal year 2002 from April 1, 2002 through March 31, 2003.

Matters to be resolved:

Agendum No. 1:	Approval of the proposed disposition of profit for fiscal year 2002
Agendum No. 2:	Amendment to the Articles of Incorporation of the Company
Agendum No. 3:	Acquisition of the Company's shares
Agendum No. 4:	Election of 15 Directors
Agendum No. 5:	Election of 2 Auditors
Agendum No. 6:	Payment of retirement benefits to retired Auditors
Agendum No. 7:	Issuance of stock acquisition rights as stock option

(Summary English Translation)

Business Report

April 1, 2002 through March 31, 2003

I. Outline of the Operations

1. Results of Operations and Matters to Be Dealt with

General economic conditions in and outside Japan and the results of operations of the Company for the year are mentioned.

Significant trends included:

- Total sales decreased by 2.6% to 211,573 million yen.
- Operating profit decreased by 14.5% to 20,031 million yen.
- Current profit decreased by 20.4% to 20,303 million yen.
- Net profit for the current period decreased by 36.1% to 11,165 million yen.

2. Operation Results and Change in Assets (in millions of yen, except for per share data)

Fiscal Year	1998	1999	2000	2001	2002
Sales	157,677	172,045	201,820	217,301	211,573
Operating Profit	11,371	14,949	21,900	23,440	20,031
Current Profit	12,237	15,728	24,549	25,492	20,303
Net Profit	483	3,551	21,955	17,469	11,165
Net Profit per Share	112.40 yen	825.91 yen	510.58 yen	400.91 yen	243.97 yen
Total Assets	141,235	155,671	272,942	281,641	238,948
Net Assets	66,605	81,893	151,977	176,970	163,171

II. Outline of the Company (As of March 31, 2003)

1. Outline of Business

The categories of services are mentioned.

2. Principal Offices

Locations of the Company's principal offices are mentioned.

3. Status of Shares

Numbers of authorized share capital, issued and outstanding shares and shareholders of the Company, names of major shareholders and numbers of shares held by them, and information relating to acquisition, disposition etc. and holding of treasury stock are mentioned.

4. Status of Employees

Number, average age and average employment term of employees are mentioned.

5. Status of Business Combinations

Names and amounts of share capital of and shareholding ratios by the Company in its subsidiaries, and current history of its subsidiaries are mentioned.

6. Principal Creditors

Not applicable.

7. Directors and Corporate Auditors

Names, titles and responsibilities of 14 Directors and 5 Corporate Auditors are mentioned.

8. Status of Stock Acquisition Rights Issued under Especially Favorable Terms and Conditions to Persons Other Than Shareholders

Number of stock acquisition rights issued pursuant to the approval of the shareholders and the resolutions of the Board of Directors at their meetings held on June 26, 2002, class and quantity of the shares to be acquired upon the exercise of the stock acquisition rights, issue price of a stock acquisition right, the price to be paid upon exercise of the stock acquisition right, requesting period for the exercise of stock acquisition right, conditions precedent to the exercise of the stock acquisition right, content of favorable terms and conditions, the names of the persons who received allocation and numbers of stock acquisition rights allocated thereto are mentioned.

III. Material Subsequent Events

Not applicable.

BALANCE SHEET
As of March 31, 2003

	(Millions of yen)
Assets	
Current assets:	
Cash and deposits	122,549
Notes receivable	17,684
Accounts receivable	28,367
Accrued income	10,455
Securities	62,020
Goods	239
Prepaid expenses	327
Deferred tax assets	2,733
Others	756
Allowance for doubtful receivables	-36
Total current assets	122,549
Fixed assets:	
Tangible fixed assets:	
Buildings	10,059
Structures	307
Machinery and equipment	3,844
Tools, furniture and fixtures	3,878
Land	4,953
Total tangible fixed assets	23,042
Intangible fixed assets:	
Software	20,977
Software in progress	10,567
Telephone subscription rights	474
Total intangible fixed assets	32,019
Investment and others:	
Investment securities	41,233
Shares of subsidiaries	6,132
Amount invested	1,775
Long-term debts to employees	219
Long-term guarantee money paid	11,059
Others	953
Allowance for doubtful receivables	-36
Total investment and others	61,336
Total fixed assets	116,398
Total Assets	238,948

BALANCE SHEET

As of March 31, 2003

	(Millions of yen)
Liabilities	
Current liabilities:	
Accounts payable	22,425
Long-term debt repayable within one year	400
Accrued accounts	1,050
Accrued expenses	1,612
Accrued income taxes	3,212
Accrued consumption taxes	743
Advance receipts	1,352
Deposits received from subsidiaries	12,610
Allowance for employees' bonuses	5,000
Others	526
Total current liabilities	48,933
Fixed liabilities:	
Deferred tax liabilities	5,363
Accrued severance and retirement benefits	19,820
Accrued directors' retirement benefits	660
Deposits received for guarantees	998
Total fixed liabilities	26,842
Total Liabilities	75,776
Shareholders' Equity	
Common stock	18,600
Capital surplus:	
Capital reserve	14,800
Total capital surplus	14,800
Earned surplus:	
Profit reserve	570
Reserve for programs	8,362
Reserve for special depreciation	380
Contingent reserve	96,070
Unappropriated profit for the current period	12,591
Total earned surplus	117,975
Variance of the estimate	11,797
Treasury stock	-1
Total Shareholders' Equity	163,171
Total Liabilities and Shareholders' Equity	238,948

STATEMENT OF INCOME

(Year ended March 31, 2003)

		(Millions of yen)
Recurring Items		
Operating income and expenses:		
Operating revenues:		211,573
Sales	211,573	
Operating expenses:		191,542
Cost of sales	162,432	
Selling, general and administrative expenses	29,110	
Operating profit		20,031
Non-operating income and expenses:		
Non-operating revenues:		858
Interest income	25	
Securities interest	282	
Dividend income	329	
Investment association revenues	56	
Other non-operating revenues	164	
Non-operating expenses:		586
Interest expenses on liabilities	27	
Investment association expenses	428	
Other non-operating expenses	130	
Current profit		20,303
Extraordinary Items		
Extraordinary profit:		6,998
Profit on disposal of fixed assets	5	
Profit on disposal of shares of related companies	174	
Profit on transfer of investments	40	
Profit on establishment of retirement benefit trust	6,735	
Profit returned to doubtful debt account	42	
Extraordinary loss:		7,480
Loss on disposal of fixed assets	7	
Loss on retirement of fixed assets	626	
Appraisal loss on investment securities	206	
Appraisal loss on shares of subsidiaries	180	
Appraisal loss on golf club membership	13	
Actuarial loss	6,446	
Net profit before tax, etc.		19,821
Income taxes, inhabitants tax and business tax		7,464
Adjustment of income taxes, etc.		1,191
Net profit for the current period		11,165
Profit brought forward		1,425
Unappropriated profit for the current period		12,591

PROPOSED DISPOSITION OF PROFIT

	(yen)
Unappropriated profit for the current period	12,591,008,613
Liquidation of voluntary reserve:	863,799,578
Liquidation of reserve for programs	794,287,704
Liquidation of reserve for special depreciation	69,511,874
Total	13,454,808,191
Dividend (20 yen per share)	899,998,000
Directors' bonus	187,500,000
(of which Auditors' bonus)	(21,600,000)
Reserve for programs	1,794,174,960
Reserve for special depreciation	6,660,404
Contingent reserve	9,000,000,000
Total	11,888,333,364
Profit carried forward to the next period	1,566,474,827

Capital surplus of ¥14,800,000,000 will be carried forward to next period.

Copy of Audit Report of the Accounting Auditors

AUDIT REPORT

Board of Directors
Nomura Research Institute, Ltd.

May 7, 2003

Shin Nihon & Co.

Sadahiko Yoshimura (Seal)
Certified Public Accountant
Senior Partner

Hideo Kojima (Seal)
Certified Public Accountant
Senior Partner

Toshio Iwabe (Seal)
Certified Public Accountant
Partner

We have audited, pursuant to the provisions of Article 2 of "The Special Law of the Commercial Code Concerning Audit, etc. of Joint Stock Corporations", the financial statements (the balance sheet, statement of income, and business report (limited to the portions relating to accounting) and proposed disposition of profit) of Nomura Research Institute, Ltd. (the "Company") for the fiscal year 2002 (38th fiscal year) from April 1, 2002 to March 31, 2003, as well as supplementary statements (limited to the portions relating to accounting). The accounting portions of the business report and supplementary statements audited by us are those derived from the Company's accounting books and records. It is the responsibility of the management of the Company to prepare these financial statements and supplementary statements, while our responsibility is to express our opinion on the financial statements and supplementary statements from an independent standpoint.

We conducted the audit in accordance with auditing standards generally accepted as fair and appropriate in Japan. Such auditing standards require that we obtain reasonable assurance about whether the financial statements and supplementary statements are free of material misstatement. The audit was conducted based on trial examination and included review of the overall presentation of the financial statements and supplementary statements by, among others, assessing the accounting principles used and application thereof and significant estimates made by the management of the Company. We believe that the audit provides a reasonable basis for our opinion. The audit included audit procedures of subsidiaries that we deemed necessary to carry out.

As a result of our audit, we are of the opinion that:

(1) The balance sheet and the statement of income of the Company present fairly the financial position and the results of operations of the Company in conformity with the relevant laws and regulations and the Company's Articles of Incorporation.

(2) The business report of the Company (limited to the portions relating to accounting) presents fairly the conditions of the Company in conformity with the relevant laws and regulations and the Company's Articles of Incorporation.

(3) The proposed disposition of profit is presented in compliance with the provisions of the relevant laws and regulations and the Company's Articles of Incorporation.

(4) The supplementary statements (limited to the portions relating to accounting) do not contain any items that should be pointed out in accordance with the provisions of the Commercial Code.

There are no special interest relationships to be mentioned in accordance with the provisions of the Certified Public Accountants Law between the Company and our firm or the engagement partners.

Copy of Audit Report of the Board of Corporate Auditors

AUDIT REPORT

We as the Board of Corporate Auditors have prepared this Audit Report after receipt of the reports on the audit methods and results from each Corporate Auditor and consultation concerning the execution of duties of the Directors during the fiscal year 2002 (38th fiscal year) from April 1, 2002 to March 31, 2003, and hereby report as follows:

1. Outline of Audit Methods by the Corporate Auditors

Each Corporate Auditor has, pursuant to the auditing policies and the allocation of responsibilities, etc., prescribed by the Board of Corporate Auditors, regularly attended meetings of the Board of Directors and other important meetings, received reports on operations from the Directors and others, inspected important documents including those showing approval of executives, investigated the status of the Company's business and financial position at its head office and principal offices as well as implementation of internal control, required reports on operations from subsidiaries when necessary and examined the status of subsidiaries' business and financial position. Each Corporate Auditor has also received reports and explanations from the Accounting Auditors and examined the financial statements and the supplementary statements.

In connection with competing businesses engaged in by the Directors, transactions between the Company and the Directors involving conflicts of interest between the Company and the Directors, grants of benefits without consideration by the Company, transactions of an extraordinary nature between the Company and its subsidiaries or shareholders and the acquisition or disposal, etc. of treasury stock, each Corporate Auditor has, in addition to the aforesaid methods, required reports from the Directors when necessary and further investigated the details of such transactions.

2. Results of Audit

(1) The methods and results of the audit by the Accounting Auditors, Shin Nihon & Co., are due and proper;

(2) The business report presents fairly the condition of the Company in accordance with Japanese laws and regulations and the Articles of Incorporation of the Company;

(3) There is no matter which we are required to point out in connection with the proposed disposition of profit in light of the financial position and other conditions of the Company;

(4) The supplementary statements set forth fairly the matters required to be set forth therein, and there is no matter which is required to be pointed out by us with respect thereto; and

(5) There has been neither unfair conduct nor any material breach of Japanese laws or regulations or the Articles of Incorporation of the Company in connection with the execution of the duties of the Directors, including those concerning subsidiaries.

Furthermore, there has been no breach of their obligations by the Directors in connection with competing businesses engaged in by the Directors, transactions between the Company and the Directors involving conflicts of interest between the Company and the Directors, grants of benefits without consideration by the Company, transactions of an extraordinary nature between the Company and its subsidiaries or shareholders, or the acquisition or disposal, etc. of treasury stock.

May 8, 2003

Board of Corporate Auditors
Nomura Research Institute, Ltd.

Osamu Takahashi (Seal)
Full-time Corporate Auditor

Hajime Fukushima (Seal)
Full-time Corporate Auditor

Ryoichi Kobayashi (Seal)
Full-time Corporate Auditor

Ken Tamura (Seal)
Full-time Corporate Auditor

Hiroshi Izumitani (Seal)
Corporate Auditor

(Note) Corporate Auditors Ken Tamura and Hiroshi Izumitani are outside corporate auditors as required by Paragraph 1 of Article 18 of "The Special Law of the Commercial Code Concerning Audit, etc. of Joint Stock Corporations".

REFERENCE MATERIALS FOR EXERCISE OF VOTING RIGHT

1. Total number of voting rights

449,993

2. Agenda and Reference Material

Agendum No. 1: Approval of the proposed disposition of profit for the year 2002

The proposed agendum is set forth in the attachment hereto.

Agendum No. 2: Amendment to the Articles of Incorporation of the Company

The reasons and the content of the amendments are mentioned.

Agendum No. 3: Acquisition of the Company's shares

It is proposed that the Company be authorized to purchase up to 500 thousand shares of common stock of the Company, the aggregate amount of acquisition price of such shares being up to 4.0 billion yen, pursuant to the provisions of Article 210 of the Commercial Code, in order to enable an accomplishment of a flexible financial policy that responds to changes in management environment surrounding the Company.

Agendum No. 4: Election of 15 Directors

Names and brief personal histories are mentioned.

Agendum No. 5: Election of 2 Auditors

Names and brief personal histories are mentioned.

Agendum No. 6: Payment of retirement benefits to retired Auditors

It is proposed that appropriate retirement benefits be paid to a retired auditor in accordance with the Company's regulations and its customary practices. It is proposed that the details of such retirement benefits, including the amounts, time and method of payment, be discussed and determined by the Board of Directors.

Agendum No. 7: Issuance of stock acquisition rights as stock option

It is proposed that stock acquisition rights be issued as stock options for no consideration to the Directors and Executive Officers of the Company and Directors of subsidiaries of the Company in Japan, pursuant to the provisions of Articles 280-20 and 280-21 of the Commercial Code of Japan. The details of such stock options are described.

(Reference)

Summary of Consolidated Balance Sheet

(As of March 31, 2003)

	(Millions of yen)
Assets	
Current assets:	
Cash and deposits	26,739
Accounts receivable	31,203
Securities	62,020
Others	15,574
Total current assets	135,538
Fixed assets:	
Tangible fixed assets:	
Buildings and structures	12,365
Machinery and equipment	5,139
Tools, furniture and fixtures	5,134
Land	7,635
Total tangible fixed assets	30,274
Intangible fixed assets	33,816
Investment and others:	
Investment securities	33,767
Shares of related companies	8,780
Long-term guarantee money paid	10,065
Others	4,554
Total investment and others	57,168
Total fixed assets	121,259
Total Assets	256,798

Liabilities	
Current liabilities:	
Accounts payable	21,312
Accrued income taxes	5,127
Others	14,040
Total current liabilities	40,480
Fixed liabilities:	
Deferred tax liabilities	5,554
Accrued severance and retirement benefits	22,277
Others	3,135
Total fixed liabilities	30,967
Total Liabilities	71,448
Shareholders' Equity	
Common stock	18,600
Capital surplus	14,800
Earned surplus	140,334
Variance of the estimate of other securities	11,797
Equity adjustment from foreign currency translation	-180
Treasury stock	-1
Total Shareholders' Equity	185,350
Total Liabilities and Shareholders' Equity	256,798

Summary of Consolidated Statement of Income

(From April 1, 2002 to March 31, 2003)

	(Millions of yen)
Sales	232,743
Cost of sales	173,545
Selling, general and administrative expenses	32,034
Operating revenues	27,164
Non-operating revenues:	1,190
Non-operating expenses:	727
Current profit	27,627
Extraordinary profit:	7,369
Extraordinary loss:	7,818
Net profit before tax, etc.	27,177
Income tax, inhabitants tax and business tax	10,686
Adjustment of income taxes, etc.	1,031
Net profit for the current period	15,459

Caution Concerning Voting through the Internet Site

Precautions for exercising voting rights through the Internet are mentioned.

File No. 82-34673

(Summary English Translation)

June 24, 2003

TO OUR SHAREHOLDERS:

Nomura Research Institute, Ltd.
2-1, Otemachi 2-chome
Chiyoda-ku, Tokyo
Japan

Akihisa Fujinuma
President and CEO

Notice of Resolutions of the 38th Ordinary General Meeting of Shareholders

This is to inform you that, at the Company's 38th Ordinary General Meeting of Shareholders held today, reports and resolutions were made as described below.

Particulars

Matters reported: Presentation of Balance Sheet as of March 31, 2003 and Business Report and Statement of Income for fiscal year 2002 from April 1, 2002 through March 31, 2003.

Reported.

Matters resolved:

Agendum No. 1: Approval of the proposed disposition of profit for fiscal year 2002

Approved as proposed.

Agendum No. 2: Amendment to the Articles of Incorporation of the Company

Approved as proposed.

Agendum No. 3: Acquisition of the Company's shares

Approved as proposed.

Agendum No. 4:	Election of 15 Directors
	Approved as proposed.
Agendum No. 5:	Election of 2 Auditors
	Approved as proposed.
Agendum No. 6:	Payment of retirement benefits to retired Auditors
	Approved as proposed.
Agendum No. 7:	Issuance of stock acquisition rights as stock option
	Approved as proposed.

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Report of Substantial Shareholding

Report of Substantial Shareholding dated June 12, 2003 concerning shareholding ratio of the Company with respect to shares of NETMARKS Inc. A report of substantial shareholding is required under the Securities and Exchange Law to be filed with the relevant Local Finance Bureau in connection with substantial shareholding by a Japanese company. Such report is available for public inspection at the Kanto Local Finance Bureau and the Tokyo Stock Exchange, Inc. for a certain period.

Reports of Change in Substantial Shareholding

Two Reports of Change in Substantial Shareholding dated June 12 and June 19, 2003 concerning change in shareholding ratio of the Company with respect to shares of NIWS Co., Ltd. due to secondary distribution of such shares. A report of change in substantial shareholding is required under the Securities and Exchange Law to be filed with the relevant Local Finance Bureau in connection with any change in substantial shareholding by a Japanese company. Such report is available for public inspection at the Kanto Local Finance Bureau and the Tokyo Stock Exchange, Inc. for a certain period.

Statutory Public Notice

Statutory public notice posted on the Company's website (http://www.nri.co.jp/) on and after June 25, 2003, setting forth a summary of the financial statements for the 38th fiscal year. A public notice setting forth a summary of a company's balance sheet and statement of income is required under the Commercial Code to be published or posted when such financial statements have been approved at the general shareholders meeting.

Annual Securities Report

The Annual Securities Report for the 38th fiscal year (from April 1, 2002 through March 31, 2003) prepared in accordance with paragraph 1 of Article 24 of the Securities and Exchange Law has been submitted to the Director of the Kanto Local Finance Bureau and the Tokyo Stock Exchange, Inc. on June 27, 2003 and sets for the following information:

The annual securities report is available for public inspection at the Kanto Local Finance Bureau, the Tokyo Stock Exchange, Inc. and the main and Osaka offices of NRI for a certain period.

Report on State of Purchase of Share Certificate of One's Own

The Report on State of Purchase of Share Certificate of One's Own prepared in accordance with paragraph 1 of Article 24-6 of the Securities and Exchange Law has been submitted to the Director of the Kanto Local Finance Bureau and the Tokyo Stock Exchange, Inc. on July 3, 2003. Such report is available for public inspection at the Kanto Local Finance Bureau and the Tokyo Stock Exchange, Inc. for a certain period.